3300 W. Camelback Road

Phoenix, Arizona 85017

(602) 639-7500

August 11, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Grand Canyon Education, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

File No. 001-34211

Filed February 20, 2014

Dear Mr. Spirgel:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 29, 2014, to Grand Canyon Education, Inc. (the “University”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 20, 2014 (the “2013 10-K”).

This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the University’s response.

Form 10-K for the Year Ended December 31, 2013

Note 3 Summary of Significant Accounting

Policies Revenue Recognition, page 70

Staff Comment:

1.	We note that the majority of your students fund their education through loans and/or grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). We understand that when a student, who has received Federal Student Aid, withdraws from the University prior to completing a course or payment period, the University may have a return to Title IV requirement. In addition, if a student withdraws after the University’s institutional refund period expires, the student will be directly responsible for the portion of the tuition and fees that they did not earn under Title IV rules. When this occurs, the University must collect the outstanding receivable using the student’s second payment option, which is typically cash. You state that when a student withdraws after the refund period has expired, the University continues to recognize the tuition that was not refunded on a pro-rata basis over the applicable period of instruction. To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information. You may find it helpful to include examples as part of your response.

•	Explain how your online academic delivery model coincides with disbursements of funds under Title IV and what impact it has on your revenue recognition process, including how your tuition and fee refund policy interacts with the return of Title IV policy.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

University Response:

The University offers its online programs to students in five, seven, or eight week courses throughout the calendar year. Online students typically take only one course at a time and typically complete between 16 and 24 credits in a year.

As noted by the Staff, a significant portion of the University’s revenue is received from students who participate in government financial aid and assistance programs. When a student chooses financial aid as his or her primary payment option, the University certifies and disburses funds for that student (as described below) based on the University’s cost of attendance. The cost of attendance includes an average of the University’s tuition and fees cost for the academic year plus an additional amount for living expenses. Since the University’s tuition is less than current Title IV loan limits, all students choosing to receive financial aid are also eligible to receive additional financial aid to cover living expenses. This stipend for living expenses represents an amount received directly by, and owed by, the student to the Department of Education and is not included in or recognized as revenue, nor is it included as part of an institution’s return to Title IV obligation (as reflected in the illustrative examples included at the bottom of this response letter).

When a student selects financial aid as his or her primary payment option and wishes to receive Title IV loans, the University requires the student to complete the Free Application for Federal Student Aid (FAFSA), to execute a Master Promissory Note with the U.S. Department of Education (the “Department of Education”), and to complete an entrance counseling process through the Department of Education. Once the student satisfies these requirements, the University will certify the amount the student is eligible for in an academic year and, once approved by the federal student loan processor, the funds for a payment period (half of the academic year charges) are disbursed by the Department of Education to the student’s account at the University where the University holds the funds for the benefit of the student. In instances in which the funds received are greater than the amount of tuition and fees in the payment period, the University is required to disburse the excess funds to the student as a living expense stipend. The Department of Education requires Title IV funds collected in advance of student billings to be segregated in a separate cash or cash equivalent account until the course begins. The University records all of these amounts as a current asset in restricted cash and cash equivalents until the cash is no longer restricted, at which time such amounts are reclassified as cash and cash equivalents. The majority of these funds remain as restricted cash and cash equivalents for an average of 60 to 90 days from the date of receipt.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

Tuition refund policy. The University recognizes tuition revenue and most fees (which include fees for access to certain educational resources such as online materials) pro-rata over the applicable period of instruction, net of scholarships provided. One-time fees paid at the beginning of a program, such as the Learning Management Fee, are deferred over the period the student is estimated to be in attendance at the University and other fees, such as graduation fees, are paid and recognized as incurred. The University has established a refund policy for tuition and most fees based upon individual course start dates. Under the policy as it relates to courses offered through a working adult modality (a different policy applies to traditional undergraduate students), if a student drops or withdraws from a course before the course begins, the University will refund 100% of the charges for tuition and fees. If a student drops or withdraws from a course during the first week of the course, the University will refund 75% of the charges for tuition. If a student drops or withdraws from a course during or after the second week of a course, no tuition charges are refunded. The University does not refund fees, including materials fees, for online students after the start of a course. The University will refund tuition and fees according to the above policy unless a student attending courses online is a resident of a state that requires the University to comply with different, state specific guidelines (e.g. a longer tuition refund period).

If a student withdraws after a course begins, so that only a portion, or none, of the tuition is refundable, then, in accordance with its revenue recognition policy, the University continues to recognize the tuition that was not refunded as revenue pro-rata over the applicable period of instruction. Because the University recognizes revenue pro-rata over the applicable period of instruction and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, revenue is never recognized with respect to amounts that could potentially be refunded to the student. The University believes that recognizing revenue pro-rata over the applicable period of instruction, rather than recognizing revenue on an accelerated basis at the date a student withdraws from a course or from the institution, is appropriate since the costs incurred to educate the student (i.e. instructional costs and services, including the salaries, benefits and share-based compensation of full-time and adjunct faculty and administrative personnel) continue to be incurred over the entire term of the course and because students that withdraw may later re-engage in the course (see discussion below). The University’s institutional refund policy is different from, and applies in addition to, the return to Title IV policy the University is required to follow as a condition of its participation in the Title IV programs, as further discussed below.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

Return to Title IV policy. The University evaluates its “return to Title IV” obligations separately from its institutional refund process. As discussed in the University’s SEC filings, in April 2010, the University converted from a term-based financial aid environment to a non-term, borrower-based financial aid environment. Generally, in a term-based environment, students, including online students, begin programs and are eligible to receive financial aid at periodic start dates pursuant to a calendar-based term system and the institution calculates its return to Title IV obligations based on the number of completed days in a term as a percentage of the total days in the term. In a non-term, borrower-based environment, students may begin a program and be eligible to receive financial aid at any time throughout the year, and the institution calculates its return to Title IV obligations based on the percentage of the payment period attended in comparison to the full payment period.

In its non-term, borrower-based environment, the University operates on a 24-credit academic year/12-credit payment period for its undergraduate online students, who generally must take three courses during each payment period, and a 16-credit academic year/8-credit payment period for its graduate online students, who generally must take two courses during each payment period. In this environment, a student (whether undergraduate or graduate) must complete greater than 60% of the payment period in order to earn his or her full financial aid award and the University calculates its return to Title IV obligations based on the percentage of the payment period attended in comparison to the full payment period. Thus, if a student completes the first course of a payment period but withdraws prior to the second one and therefore does not complete greater than 60% of the payment period, the full financial aid award is not earned. In such a case, the University does not recognize any revenue with respect to the second course, but must perform a return to Title IV calculation.

•	Tell us how you define a “payment period” for purposes of the return of Title IV funds.

University Response:

As discussed above, the University operates on a 24-credit academic year/12-credit payment period for its undergraduate online students, who generally must take three courses during each payment period, and a 16-credit academic year/8-credit payment period for its graduate online students, who generally must take two courses during each payment period.

•	Tell us how you evaluate collectability of revenue when a student begins attending class.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

University Response:

Student payment options. In accordance with its policy, the University requires all prospective students to select both a primary and secondary payment option with respect to amounts due to the University for tuition, fees, and other charges. Those options include personal cash, direct payment by an employer or financial aid. In instances in which a student selects financial aid or direct payment by an employer as the primary payment option, the University requires the student to sign an application agreement confirming that, if the student becomes ineligible for financial aid or the direct payment relationship with his or her employer terminates, the student will be liable to pay for the institutional charges using the secondary payment option. In most instances, this secondary payment option will be personal cash.

In connection with a student’s selection of a primary option:

•	If a student selects personal cash as his or her primary payment option, then the student may choose to pay for the course in advance prior to commencing classes or to pay for the course on a monthly basis over the period of instruction. In the latter case, the University requires the student to provide the University in advance with a valid credit card and an authorization to charge all monthly amounts when due.

•	If a student selects direct payment by an employer as his or her primary payment option, the University requires the student to submit a signed letter of agreement from the student’s employer verifying that the employer will pay the student’s tuition and other charges.

•	If a student selects financial aid as his or her primary payment option and wishes to receive Title IV loans, then (as described above) the University requires the student to complete the Free Application for Federal Student Aid (FAFSA), to execute a Master Promissory Note with the Department of Education, and to complete an entrance counseling process through the Department of Education. Once the student satisfies these requirements, University will certify the amount the student is eligible for in an academic year and, once approved by the federal student loan processor, the funds for a payment period (half an academic year) are disbursed by the Department of Education to the student’s account at the University where the University holds the funds for the benefit of the student. In instances in which the funds received are greater than the amount of tuition and fees in the payment period, the University is required to disburse the excess funds to the student as a living expense stipend.

The satisfaction by each accepted student of the applicable requirements for the student’s selected primary and secondary payment options (including, in the case of students that choose financial aid as their primary payment option, the certification of eligibility for, and the disbursement of the Title IV funds to, the student by the Department of Education), together with the University’s historical collection experience, assist the University in evaluating whether the collection of revenue from each such student is reasonably assured at the time the student begins attending class.

•	Tell us if you reassess collectability of revenue when a student withdraws from a course and/or the institution or at any other time during the payment period.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

University Response:

Overview. As is discussed in more detail below, the University does not reassess the collectability of revenue from a student at the time such student withdraws. However, based on the University’s historical collection results with respect to revenue earned after withdrawal, which the University believes demonstrates that collectability after withdrawal remains reasonably assured, management believes that the University’s revenue recognition policy complies with SAB 104.

Management believes that the collectability of revenue from each student is reasonably assured at the time of withdrawal because:

•	The amount owed by the student at the date of withdrawal has been paid in full and the withdrawal by itself does not create an account receivable that would require assessment of collectability.

•	The Return to Title IV calculation almost always is performed after the course from which the student withdrew is completed regardless of where in the payment period the student was at the time of withdrawal.

•	The University has reassessed collectability of accounts receivable created as a result of return to Title IV obligations on a gross basis by comparing the revenue that the University recognized on courses subsequent to students’ withdrawal (1.3% of 2013 net revenue) to the amount that the University subsequently collected from such withdrawn students and found that over 54% of such revenue was ultimately collected either through cash payments or re-enrollment at the University. We believe this approach is reasonable as the accounts receivable created by the subsequent return to Title IV calculation consist of a large number of small and homogeneous receivables.

Accordingly, the University believes that the collectability of revenue at the time of withdrawal remains reasonably assured.

Discussion. If a student who has received financial aid withdraws prior to the end of his or her payment period, the University recognizes revenue after withdrawal as described above. It is important to note that the recognition of revenue after a student withdraws from a course and/or the University does not, by itself, create an account receivable as in most cases the student has paid for the course in advance in full with either financial aid or another source prior to withdrawal.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

In addition, if a student who has received financial aid withdraws prior to the end of his or her payment period the University must perform a return to Title IV calculation. Under applicable Department of Education regulations, the University has up to 14 days from the last day of attendance to determine a student’s status and then an additional 45 days to perform the return to Title IV calculation. In addition, a significant number of students that withdraw re-enroll at the University within six months. Under Title IV rules, the University is not required to perform a return to Title IV calculation if the student returns prior to the date of the return to Title IV processing deadline. In addition, the University is able to recover the financial aid funds for the student if he or she re-enters during the same payment period. Thus, as to any particular withdrawn student, it could potentially take the University up to 59 days after the last day of attendance (or longer if the student re-enrolls) to calculate any applicable return to Title IV obligation.

The return to Title IV calculation determines if the student has completed more than 60% of the applicable payment period and thus earned 100% of funds disbursed at the time of withdrawal. If so, then the University will not have a return to Title IV obligation. On the other hand, if the student has completed 60% or less of the payment period, the University must prorate the funds received and return a portion to Title IV. In some cases this creates an accounts receivable balance that reflects the student’s obligation to pay the University all amounts owed to the University that are in excess of the amount of financial aid that the student earned and that the University is entitled to retain. In such cases, the University must collect the receivable from the student using the student’s secondary payment option.

Since the periods of instruction for most of the University’s online courses are from 35 to 56 days, the calculation of any return to Title IV obligation and the determination of whether an account receivable balance exists with respect to any withdrawn student is made well after the revenue recognition period is complete. Only in hindsight, after performing the return to Title IV calculation, does the University know that a return to Title IV obligation exists that would create an outstanding account receivable balance.

Nonetheless, based on its historical collection history of accounts receivables created after student withdrawals and the immateriality of the revenue earned, the University believes that its policies are appropriate. The University has performed an analysis that assumed that, with respect to each withdrawn student, the student withdrew during the first course of the payment period and thus that a return to Title IV was required in every case. Under these assumptions, for the year ended December 31, 2013, the University would have recognized revenue of $7,583,726 (1.3% of 2013 net revenues) after students withdrew net of refunds processed under our institutional or state specific refund policies (since not every withdrawal results in a return to Title IV obligation, the actual amount of revenue recognized for students that withdrew and for which a return to Title IV obligation was incurred would have been less). Of this amount, $4,136,005, or 54.5%, has been collected or otherwise recovered through student re-enrollment at the University. It is also important to note that the average balance due from individual inactive students is relatively small (see examples below). We believe that this receivable size, combined with the non-dischargeable nature of the obligation, contributes to the University’s successful collection history.

•	Tell us how you determine that a student has withdrawn from the University and how you are notified of the withdrawal.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

University Response:

There are three ways that the University determines that a student has withdrawn from the University. The first way is if a student formally withdraws from the University through our Office of Academic Records. To formally withdraw, the student must complete the University’s Official Withdrawal Form specifying the last date of attendance at the University. The second way is if a student notifies his or her Student Services Advisor that he or she intends to withdraw. If the Student Services Advisor is told by a student that the student intends to withdraw, the advisor is trained to request that the student complete the Official Withdrawal Form. However, if the student chooses not to fill out the form, the advisor will notify the Office of Academic Records that the student is withdrawing. The third way is if a student stops attending the course he or she is in. The University has an Unofficial Withdrawal policy that provides that if a student does not attend an online course for more than 14 days, he or she will be considered to have unofficially withdrawn from the University. The Office of Academic Records uses the last day the student attended the online course as his or her withdrawal date from the University.

•	Tell us how revenue is recognized for a particular course if a student withdraws from the institution before or after the institution’s refund period elapses.

University Response:

See response above.

•	Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period.

University Response:

See response above.

•	Tell us how revenue is recognized for courses a student takes in order to complete a “payment period” (e.g. due to course drops or failures.)

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

University Response:

In a non-term, borrower-based financial aid environment, a student is not eligible for his or her next financial aid disbursement until the student completes each course in the current payment period with passing grades (which helps prevent students from over-borrowing). Thus, if an undergraduate student completes two of the three courses in the payment period with passing grades but fails or withdraws from the third, the student would not be eligible for the next financial aid disbursement. Given that extenuating circumstances often arise in the case of adult students who are attempting to work and go to school at the same time that may prevent such students from completing courses, the University has instituted a Non-Passing Tuition Credit Policy. Under this policy, the University allows a student to take an additional course for no charge once every 12 months within the same payment period as the dropped or failed course. To be eligible, the student must provide support for the extenuating circumstance that caused the student to drop or fail the course and this support is documented on the student record. The Non-Passing Tuition Credit must then be approved by the student’s Student Services Advisor, by the advisor’s manager and in most cases by the Division Director as well. The University does not recognize any revenue for a course that is being taken pursuant to a Non-Passing Tuition Credit.

Illustrative Examples. In its comment, the Staff asked the University to describe the interaction of the University’s tuition refund policy and its return to Title IV policy as they relate to revenue recognition. We have attempted to provide that description in the foregoing responses. As an aid to the Staff in reviewing those responses, the University is also providing the following illustrative examples of this interaction.

•	Example #1. Assume a student completes all necessary requirements to enroll in an online course with a two-course payment period, using financial aid as his primary payment option and personal cash as his secondary payment option. Assume also that the student borrows $5,000 for the payment period in federal financial aid, of which $4,000 is allocated to pay the total tuition and fee charges for the payment period ($2,000 per course) and $1,000 is received by the student as a living expense stipend. Finally, assume that the student completes the first course but withdraws from the second course half way through (after the expiration of the institutional refund period) and does not re-enroll. In this example (and assuming no contrary state refund policy), the University would recognize $4,000 in revenue for the two courses as the student withdrew after the institutional refund period for the second course expired. The student would have completed 75% of the payment period and would have earned the full financial aid award. Thus, a return to Title IV calculation would not need to be performed and no account receivable would be created.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

•	Example #2. Assume a student completes all necessary requirements to enroll in an online course with a two-course payment period, using financial aid as his primary payment option and personal cash as his secondary payment option. Assume also that the student borrows $5,000 for the payment period in federal financial aid, of which $4,000 is allocated to pay the total tuition and fee charges for the payment period ($2,000 per course) and $1,000 is received by the student as a living expense stipend. Finally, assume the student completes the first course but withdraws from the second course before it begins and does not re-enroll. In this example (and assuming no contrary state refund policy), the University would recognize $2,000 in revenue for the course the student completed. The student would have completed only 50% of the payment period and would not have earned the full financial aid award. Thus, a return to Title IV calculation would need to be performed. Based on this calculation, it is likely that the University would have a return to Title IV obligation of $2,000, which obligation would be covered entirely by the $2,000 for the second course that the University had recorded as an asset (restricted cash) and as a liability (student deposits). In this scenario, there would be no account receivable created.

•	Example #3. Assume a student completes all necessary requirements to enroll in an online course with a two-course payment period, using financial aid as his primary payment option and personal cash as his secondary payment option. Assume also that the student borrows $5,000 for the payment period in federal financial aid, of which $4,000 is allocated to pay the total tuition and fee charges for the payment period ($2,000 per course) and $1,000 is received by the student as a living expense stipend. Finally, assume the student completes 50% of the first course but withdraws from that course after the expiration of the institutional refund period and does not re-enroll. In this example (and assuming no contrary state refund policy), the University would recognize $2,000 in revenue for the first course as the student withdrew after the institutional refund period expired. The student would have completed only 25% of the payment period and would not have earned the full financial aid award. Thus, a return to Title IV calculation would need to be performed. Based on this calculation, it is likely that the University would have a return to Title IV obligation of $3,000, which obligation would be covered, in part by the $2,000 that the University had recorded as an asset (restricted cash) and as a liability (student deposits) related to the second course. The remaining $1,000 return to Title IV obligation owed by the University would result in the creation of an account receivable of $1,000.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

•	Example #4. Assume a student completes all necessary requirements to enroll in an online course with a two-course payment period, using financial aid as his primary payment option and personal cash as his secondary payment option. Assume also that the student borrows $5,000 for the payment period in federal financial aid, of which $4,000 is allocated to pay the total tuition and fee charges for the payment period ($2,000 per course) and $1,000 is received by the student as a living expense stipend. Finally, assume the student begins the first course but withdraws after the first week (during a period when the institutional refund policy provides for a 75% refund) and does not re-enroll. In this example (and assuming no contrary state refund policy), the University would recognize $500 in revenue for the first course based on the University’s institutional refund policy. Depending on the length of the courses the student would have completed between 6.3% and 10.0% of the payment period and would not have earned the full financial aid award. Thus, a return to Title IV calculation would need to be performed. Based on this calculation (and assuming the student completed 10% of the payment period), it is likely that the University would have a return to Title IV obligation of $3,600, which obligation would be covered, in part by the $2,000 that the University had recorded as an asset (restricted cash) and as a liability (student deposits) related to the second course and by the $1,500 related to the first course that would be refunded under the University’s institutional refund policy and is included as a liability (deferred revenue). The remaining $100 return to Title IV obligation owed by the University would result in the creation of an account receivable of $100.

Note 5. Valuation and Qualifying accounts, page 73

Staff Comment:

2.	We note your accounting policy for the allowance for doubtful accounts and that in the third quarter of 2011, the University accelerated the write-off of inactive student accounts such that the accounts are written off by day 150, while maintaining its historical write off policy for active student accounts. In this regard we note that as a result of the change, you wrote off a significant amount of receivables. Please tell us in more detail about this policy and the underlying reasons for the change. Please also tell us about the underlying reason for the majority of the gross accounts receivable reported as of the end of the period. For example, the majority may relate to receivables stemming from amounts due from students who withdrew prior to earning the financial aid for which they applied.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

University Response:

Our gross accounts receivable is primarily made up of the following:

1.	Amounts due from current students that chose financial aid as their primary payment option and the financial aid funds have been certified but have not yet been received from the Department of Education.

2.	Amounts due from inactive students, primarily as a result of the return to Title IV calculations discussed in detail above.

3.	Amounts due from current students that are on a direct bill plan with their employers.

4.	Amounts due from current students that chose personal cash as their primary payment option and have not yet paid or are paying on a monthly basis.

In the third quarter of 2011, the University completed a detailed analysis of its historical write-offs and found that receivables due from inactive students if not collected within the first 150 days of their leaving the University are less likely to be collected than those due from current students. Thus, the University determined that it was appropriate to accelerate the write off of inactive student accounts such that the accounts are written off by day 150, while maintaining its historical write off policy for active student accounts. As a result of this change, the University did write-off a significant amount of receivables that were related to inactive student accounts that were greater than 150 days.

As noted above, the University went through a significant transition in the summer of 2010 when it converted from a term-based financial aid environment to a non-term borrower-based financial aid environment for its online students. This conversion was done because the University believes that the non-term borrower-based environment is better designed to ensure that working adult students do not over-borrow financial aid. This conversion resulted in a significant increase in the number of students who withdrew from the University in the Fall of 2010 and the Spring of 2011 as these students sought education elsewhere causing write-offs to significantly increase in 2011. Subsequent to this period of time, however, the University has experienced a significant decrease in the number of students who have withdrawn from the University and, for 2014, the University anticipates that its bad debt expense and write-offs as a percentage of revenue will be less than 2.5%.

* * * *

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

As specifically requested by the Staff, the University acknowledges that:

•	the University is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the University may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

August 11, 2014

If you require any additional information on these issues, or if the University can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 639-6648.

Sincerely,

GRAND CANYON EDUCATION, INC.

By:	/s/ Daniel E. Bachus
Name:	Daniel E. Bachus
Its:	Chief Financial Officer

cc:	DLA Piper LLP (US)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)